Filed Pursuant to Rule 433

Registration Statement No. 333- 270605

March 27, 2023

AMPHENOL CORPORATION

Final Term Sheet

March 27, 2023

Issuer:	Amphenol Corporation

Expected Ratings (Moody’s / S&P)*:	A3 / BBB+ (Stable / Stable)

Trade Date:	March 27, 2023

Settlement Date**:	March 30, 2023 (T+3)

Principal Amount:	$350,000,000

Maturity Date:	March 30, 2026

Coupon (Interest Rate):	4.750%

Price to Public:	99.658% of the principal amount

Yield to Maturity:	4.874%

Benchmark Treasury:	4.625% due March 15, 2026

Spread to Benchmark Treasury:	+107 bps

Benchmark Treasury Price and Yield:	102-09 and 3.804%

Interest Payment Dates:	March 30 and September 30, commencing September 30, 2023 (which will be paid on October 2, 2023 in accordance with the terms of the notes).

Redemption Provision:	The notes will be redeemable, at the Company’s option, in whole or in part, at any time or from time to time, at a redemption price equal to the greater of:

	(1)	100% of the principal amount of the notes to be redeemed; and

	(2)	the sum of the present values of the remaining scheduled payments of the notes being redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360- day year consisting of twelve 30-day months) at the treasury rate, plus 20 basis points.

In the case of each of clauses (1) and (2) above, accrued and unpaid interest on the notes will be payable to, but not including, the date of redemption.

CUSIP/ISIN:	032095 AM3 / US032095AM37

Other Information

Joint Book-Running Managers:	BNP Paribas Securities Corp. BofA Securities, Inc. J.P. Morgan Securities LLC Barclays Capital Inc. HSBC Securities (USA) Inc. Mizuho Securities USA LLC TD Securities (USA) LLC

Co-Managers:	Citigroup Global Markets Inc. Commerz Markets LLC Loop Capital Markets LLC MUFG Securities Americas Inc. Siebert Williams Shank & Co., LLC U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The notes will be ready for delivery in book-entry form only through the facilities of DTC for the accounts of its participants, including Euroclear Bank SA/NV, as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about March 30, 2023, which is the third business day following the date of pricing of the notes (such settlement cycle being referred to as “T+3”). You should be advised that trading of the notes may be affected by the T+3 settlement. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854- 5674, BofA Securities, Inc. toll-free at 1-800-294-1322 and J.P. Morgan Securities LLC at 1-212-834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.